Exhibit 99.1

Pixie Dust Technologies Announces Launch of VUEVO Display

New York, New York and Tokyo, Japan, August 2, 2024 – Pixie Dust Technologies, Inc. (Nasdaq: PXDT) (the “Company”), a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave control technology, today announced the launch of its new product VUEVO™ Display, which provides a window to serve global customers with real-time subtitling and translation in over 100 languages.

Background

In recent years, with the rise in in-bound tourism and the increase in the number of foreigners living in Japan, there is an increasing need for multilingual support at the reception counters of commercial facilities, accommodation facilities, public transportation, and the like.

However, the number of staff at the counter who can serve customers in multiple language tends to be limited in current situations. Therefore, such staff are unable to provide appropriate guidance to unexpected foreign customers and in some cases this results in a decline in customer satisfaction. In particular, it is extremely difficult to secure personnel who can speak languages other than English.

In addition, the revised Act on the Elimination of Discrimination against Persons with Disabilities, which came into effect in April 2024, requires businesses to provide reasonable accommodation to people with disabilities, and calls for proactive responses. However, there are cases where it is not possible to provide sufficient reasonable accommodation when communicating with deaf or hard of hearing people at the counter or reception desk. As a result, there is a challenge for people with disabilities in not being able to receive appropriate guidance and to use services with confidence.

In response to these challenges, the Company has started offering the “VUEVO Display,” which utilizes its proprietary wireless microphone and voice recognition technology to display subtitles and translations of conversations on a transparent screen in real-time.

The installation of the “VUEVO Display” will facilitate smoother communication between counter staff and customers, regardless of speaking in different languages or certain disabilities.

About “VUEVO Display”

“VUEVO Display” is a service that allows the content of a conversation to be displayed on both sides of the transparent display in real-time by combining the technology cultivated through “VUEVO” (https://vuevo.net), a service that uses the Company’s proprietary wireless microphones and its dedicated application, with translation functions and a transparent display. As the subtitles and translations are displayed on both sides of the transparent display, it will be possible to see the other person’s facial expressions and gestures and communicate smoothly face-to-face.

“VUEVO” supports translation into over 100 languages and can be used when speaking with foreign customers or communicating with the hearing impaired or hard of hearing. With the “VUEVO Display,” the Company aims to create a world without communication barriers due to language differences or certain disabilities.

URL　https://vuevo.net/display/

Main features of “VUEVO Display”

■	Real-time translation in over 100 languages

Supports translation into over 100 languages. The conversation content is translated in real-time and displayed on the screen. The transparent display simultaneously shows what you are saying and the translated text, so you can check your spoken words while having a conversation.

<Main supported languages>

Japanese, English, Chinese (Simplified), Chinese (Traditional), Korean, German, Spanish, Filipino, French, Hindi, Indonesian, Italian, Malay, Russian, Thai, and Vietnamese.

*	Supports over 100 languages.

POINT TO YOUR LANGUAGE

请选择一种语言　請選擇一種語言

언어를 선택하세요

1 日本語
日本語

2 English
英語

3 English
英語

4 中文(简体字)
中国語

5 中文(繁体字)
中国語

6 한국어
韓国語

7 Deutsch
ドイツ語

8 Español
スペイン語

9 Filipino
フィリピノ語

10 Français
フランス語

11 हिन्दी
ヒンディー語

12 Bahasa Indonesia
インドネシア語

13 Italiano
イタリア語

14 Bahasa Melayu
マレー語

15 Русский
ロシア語

16 ภาษาไทย
タイ語

17 Tiếng Việt
ベトナム語

Pixie Dust Technologies, Inc.

[Point-and-tap point-of-presence (“POP”) to check the customer’s language]

■	Support for the hearing impaired and hard of hearing

Support transcription into Japanese and provide reasonable accommodations for the deaf and hard of hearing. Because the spoken words are displayed on both sides of the display, it is possible to check whether it is being displayed correctly, ensuring peace of mind when receiving customer service.

■	High-precision voice recognition using a proprietary microphone

Our proprietary wireless microphone* allows a single microphone to separately recognize the voices of the receptionist and the customer. There is no need to switch languages during a conversation. The sound pickup range can be adjusted, allowing for highly accurate voice recognition without being affected by surrounding conversations.

■	Easy operation with dedicated app

Operation is performed using a dedicated iPhone application. Simply select your language and start talking instantly. You can easily change settings such as text size, audio pickup range, and selected language from the app.

■	Space-saving installation

The only equipment required is a transparent display, one wireless microphone, and an iPhone. This simple configuration allows for installation even in places with limited space. *Wi-Fi and power supply are required.

*	The VUEVO Display is an application of the research results of the Digital Nature Group at the University of Tsukuba* (Representative: Associate Professor Yoichi Ochiai) on subtitle display.

Technical details: https://digitalnature.slis.tsukuba.ac.jp/2021/02/see-through-captions/

*	The Company and the University of Tsukuba entered into a special joint research agreement in December 2017 and established the “Digital Nature Promotion Strategic Research Base” (commonly known as the Digital Nature Group powered by Pixie Dust Technologies) within the University of Tsukuba, working toward joint research and the continuous social implementation of research results.

Next deployment

The VUEVO Display is planned to be used at public transportation counters frequented by many foreign visitors to Japan, at hotel and accommodation reception desks, and at the reception desks of commercial facilities and office buildings where hospitality is required.

Forward-Looking Statements

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “aim,” “objective,” “goal,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Any such forward-looking statements are subject to various risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control, including but not limited to the strength of the economy, changes to the market for securities, the effects of inflation and its associated impact on prevailing interest rates, political or financial instability, and other factors which are set forth in the Company’s prospectus that forms a part of the Registration Statement on Form F-1 (File No. 333-272476), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof (including, without limitation, the Company’s most recent annual report filed under cover of Form 20-F). The forward-looking statements included in this press release represent the Company’s views as of the date of this press release. The Company anticipates that subsequent events and developments will cause its views to change. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Pixie Dust Technologies, Inc.

Pixie Dust Technologies, Inc. is a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology. The Company is currently focusing on two areas of product development: (1) “Personal Care & Diversity”, where wave control technology is applied to mechanobiology and intervention/assistance in vision, hearing, and touch, and (2) “Workspace & Digital Transformation,” where metamaterials (technology that creates properties through structure rather than material) and solutions to commercial design problems, such as in offices or construction sites, are applied.

Pixie Dust Technologies Investor Relations Contact:

Email: PXDT_IR@pixiedusttech.com

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